# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eltek Ltd, CIK 0001024672
CUSIP: M40184208
Title of class of securities: Ordinary Shares, nominal value NIS 3.0 per share
Address of issuer's principal executive offices: 20 Ben Zion Galis St., Petach-Tikva, Israel (L3), 4927920
Date of event which requires filing of this statement: 09/14/2026
Amends the filing with accession number 0001178913-19-000109
Filed by CIK 0001764804
Persons authorized to receive notices and communications: Ron Freund, 20 Ben Zion St., Petach-Tikva, Israel (L3), 4927920, 972-3-9395023

## Reporting persons
- Nistec Golan Ltd. (CIK 0001764804): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 4,047,659; sole dispositive power 0; shared dispositive power 4,047,659; aggregate amount beneficially owned 4,047,659 (60.23% of the class)
  Comment: Based on 6,720,827 Ordinary Shares outstanding as of June 30, 2026 as reported on Form 6-K by the Issuer
- Nissan Yitzhak (CIK 0001970576): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF); sole voting power 165,223; shared voting power 4,047,659; sole dispositive power 165,223; shared dispositive power 4,047,659; aggregate amount beneficially owned 4,212,882 (62.68% of the class)
  Comment: Based on 6,720,827 Ordinary Shares outstanding as of June 30, 2026 as reported on Form 6-K by the Issuer

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value NIS 3.0 per share
Name of issuer: Eltek Ltd
Address of issuer's principal executive offices: 20 Ben Zion Galis St., Petach-Tikva, Israel (L3), 4927920

## Item 2. Identity and Background
Name of person filing: Mr. Nissan, and Nistec Golan, a private company incorporated under the laws of the State of Israel and controlled by Mr. Nissan
Residence or business address: Israel
Present principal occupation or employment: Mr. Nissan is an Israeli citizen and the Chief Executive Officer and Chairman of the Board of Nistec Golan. The principal business address of the Reporting Persons is 43 Hasivim Street, Petach Tikva, Israel. Mr. Nissan serves as the Chairman of the Board of Directors of the Issuer. Mr. Nissan individually owns 165,223 Ordinary Shares.
Criminal convictions in the last five years: Not
Civil proceedings (securities laws) in the last five years: Not
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: Nistec Golan and Mr. Nissan originally acquired the Shares for investment purposes

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Nissan controls Nistec Golan. The power to vote or dispose of the shares beneficially owned by Nistec Golan is not shared.

(a) Nistec Golan beneficially owns approximately 60.23% of the Issuer's Ordinary Shares as of this date. Mr. Nissan directly owns approximately 2.46% of the Issuer's Ordinary Shares as of this date.

(b) Mr. Nissan may be deemed to possess the sole power or shared power to vote (or direct the vote of) 4,212,882 shares of the Issuer's Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Nistec Golan beneficially owns approximately 60.23% of the Issuer's Ordinary Shares as of this date. Mr. Nissan directly owns approximately 2.46% of the Issuer's Ordinary Shares as of this date.

(b) Mr. Nissan may be deemed to possess the sole power or shared power to vote (or direct the vote of) 4,212,882 shares of the Issuer's Ordinary Shares.
Transactions in the class effected during the past sixty days:
Date of Sale / Number of Ordinary Shares Acquired / Share Price ($) / Gross Consideration ($)
7/14/2026 / 200 / 8.81 / 1,763
7/15/2026 / 400 / 8.91 / 3,562
7/16/2026 / 300 / 8.98 / 2,695
7/17/2026 / 700 / 9.13 / 6,389
7/20/2026 / 301 / 8.93 / 2,687
7/21/2026 / 100 / 8.95 / 895
7/22/2026 / 200 / 8.82 / 1,764
7/23/2026 / 400 / 8.93 / 3,572
7/24/2026 / 600 / 9.41 / 5,646
7/27/2026 / 600 / 9.24 / 5,545
7/28/2026 / 300 / 9.26 / 2,778
7/29/2026 / 2,000 / 8.62 / 17,240
7/30/2026 / 433 / 8.65 / 3,747
7/31/2026 / 400 / 8.60 / 3,440
8/3/2026 / 100 / 8.48 / 848
8/6/2026 / 2,100 / 9.04 / 18,989
8/5/2026 / 2,100 / 9.07 / 19,038
8/12/2026 / 3,300 / 8.55 / 28,211
8/13/2026 / 400 / 8.41 / 3,365
8/14/2026 / 1,651 / 8.56 / 14,133
8/18/2026 / 3,400 / 8.92 / 30,344
8/19/2026 / 3,400 / 8.47 / 28,782
8/20/2026 / 1,678 / 8.26 / 13,866
8/21/2026 / 244 / 8.31 / 2,027
8/27/2026 / 1,049 / 8.19 / 8,594
8/28/2026 / 2,249 / 8.11 / 18,245
8/31/2026 / 2,300 / 7.97 / 18,329
9/1/2026 / 114 / 8.05 / 918
9/2/2026 / 100 / 8.15 / 815
9/8/2026 / 2,200 / 8.25 / 18,155
9/9/2026 / 300 / 8.05 / 2,415
9/11/2026 / 1,000 / 7.99 / 7,991
9/14/2026 / 1,000 / 8.09 / 8,088
9/15/2026 / 900 / 8.31 / 7,479
9/14/2026 / 169,357 / 9.00 / 1,524,213
9/14/2026 / 60,433 / 8.98 / 542,888

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Nistec Golan Ltd.: /S/ Yitzhak Nissan, Nistec Golan Ltd. (09/15/2026)
- Nissan Yitzhak: /S/ Yitzhak Nissan, Yitzhak Nissan (09/15/2026)